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May 24, 2016 VIA EDGAR AND HAND DELIVERY Amanda Ravitz Assistant Director Office of Electronics and Machinery Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Barcelona	Moscow
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Re:	OrthoPediatrics Corp.
Draft Registration Statement on Form S-1
Submitted March 4, 2016
CIK No. 0001425450

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 2 to the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff’s letter to the Company, dated May 5, 2016, relating to the Registration Statement. For convenience of reference, the text of the Staff’s comments has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

OrthoPediatrics, page 1

1.	We note your response to prior comment 1. However, please add balancing disclosure regarding your lack of treatment and outcome data to the final paragraph of this section. Also, it is unclear how input in design from surgeon advisors or patents attests to the effectiveness of your products at protecting a child’s growth plates, as you state in your response. Please revise the first bullet point on page 75 accordingly.

May 24, 2016

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 74 of the Amendment to include balancing disclosure regarding its lack of treatment and outcome data. The Company has also revised the disclosure on page 78 of the Amendment to clarify that protecting a child’s growth plates is a design goal of some of its products; the disclosure is not meant to attest to the effectiveness of the ability of such products to do so.

2.	We note your response to prior comment 2 and your revised disclosure on page 2 about the impact of the Pediatric Medical Device Safety and Improvement Act of 2007 on the FDA clearance time for your products. Please tell us why you believe it is appropriate to compare your FDA clearance time with the average approval time for all medical devices as opposed to only those devices to which the Act applies.

Response: In response to the Staff’s request, the Company supplementally advises the Staff that it believes a comparison of the average FDA clearance time for its products to those of all medical devices is more meaningful to investors than a comparison to other devices to which the Act applies. This helps explain the Company’s rapid product development history (relative to companies to which the Act does not apply) and differentiates the Company from general orthopedic companies with which such investors are likely familiar.

We rely on a network of third-party independent sales agencies . . ., page 37

3.	Please expand your response to prior comment 10 to address whether the loss of the independent sales agency you reference in this risk factor would have a material adverse effect on you. If so, please disclose the identity of this sales agency and the nature of your current consignment relationship. In this regard, it is unclear what you mean on page 64 where you state that your inventory is held by field sales representatives or consigned at customer locations.

Response: In response to the Staff’s request, the Company supplementally advises the Staff that it does not believe the loss of the one independent sales agency that facilitated the sale of more than 10% of the Company’s revenue in 2015 would have a material adverse effect on the Company. The Company has also clarified the disclosure on page 67 of the Amendment.

Market and Industry Data, page 50

4.	Please expand your response to prior comment 12 to clarify whether you commissioned any of the other data and studies that you disclose in your filing. For example, we note your reference to data from IMS Health, Inc. on page 73.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the only data or study disclosed in the Registration Statement that was commissioned by the Company is the ACL reconstruction procedural data compiled by Life Science Intelligence, Inc. While other data and studies are disclosed in the Registration Statement, including data compiled by IMS Health, Inc., no such other data or studies were commissioned by the Company.

May 24, 2016

Note 2. Significant Accounting Policies, page F-7

5.	We note your disclosure on page 38 that one independent sales agency accounts for greater than 10% of your revenue in 2015. Please revise your notes to disclose the concentration with this independent sales agency. Refer to ASC 275-10-50-16, 50-18, and 50-20.

Response: In response to the Staff’s request, the Company has revised the disclosure on page [F-9] of the Amendment to include the concentration with the independent sales agency that facilitated the sale of more than 10% of the Company’s revenue in 2015.

Inventories, page F-9

6.	We note your response to comment 24. Please disclose that your inventories held with third-party independent sales agencies are also considered to be finished goods inventories.

Response: In response to the Staff’s request, the Company has revised the disclosure on page F-9 of the Amendment to include that inventories held with third-party independent sales agencies are considered to be finished goods inventories .

Item 15. Recent Sales of Unregistered Securities, page II-2

7.	Please expand your response to prior comment 27 to clarify which of the transactions disclosed in this section of your filing relate to the “provision of stock or stock options” to physicians that you mention on page 36.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that none of the transactions disclosed in Item 15 of the Registration Statement relate to the provision of stock or stock options to physicians because no such transactions have occurred since January 1, 2013.

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Prior Comment: Stock-Based Compensation, page 65

15.	With respect to the 497,641 shares of restricted common stock granted during fiscal 2015, please provide us with your analysis in valuing those grants.

Response: In response to the Staff’s comment, the Company has supplementally provided, under separate cover, a report summarizing its analysis in valuing the 497,641 shares of restricted common stock granted during fiscal 2015.

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May 24, 2016

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher D. Lueking
Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.

Charles Ruck, Latham & Watkins LLP

Divakar Gupta, Cooley LLP